SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company)

RAMTRON INTERNATIONAL CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

Eric. A. Balzer

Chief Executive Officer

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado 80921

(719) 481-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Steve L. Camahort, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is Ramtron International Corporation, a Delaware corporation (the “Company,” “Ramtron” or “we”), and the address and telephone number of its principal executive offices are 1850 Ramtron Drive, Colorado Springs, Colorado 80921, (719) 481-7000.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the Company’s common stock, par value $0.01 per share (“Common Stock”), including associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of April 19, 2001 and amended March 2, 2011, between Ramtron and Computershare Trust Company, N.A. As of May 4, 2012, there were 35,326,202 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is www.ramtron.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer and Proposed Merger

This Statement relates to the unsolicited tender offer by Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation (“Cypress”), a Delaware corporation, to purchase all of the issued and outstanding Shares at a purchase price of $2.68 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2012, as amended on June 28, 2012 and July 3, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2012, as amended on June 28, 2012 and July 3, 2012 by Purchaser and Cypress.

The Schedule TO indicates that the purpose of the Offer is to acquire the entire equity interest in the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all issued and outstanding Shares. Cypress and Purchaser intend, as soon as practicable after consummation of the Offer, to seek to have Ramtron consummate a merger or other business combination with Ramtron and Purchaser or another subsidiary of Cypress (the “Proposed Merger”). At the effective time of the Proposed Merger, Purchaser intends that each Share then outstanding (other than Shares held by Ramtron, Cypress, Purchaser or any other subsidiary of Cypress or Ramtron and Shares held by Ramtron’s stockholders who shall have in writing properly demanded appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) shall be cancelled and converted automatically into the right to receive $2.68 per Share (or such other purchase price as shall be paid in the Offer), in cash (less any applicable withholding taxes and without interest).

The Schedule TO provides that the Offer is conditioned upon numerous conditions including, among other conditions, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by Cypress or any of its subsidiaries (including

Purchaser), shall constitute a majority of the then outstanding Shares on a fully diluted basis, (ii) the board of directors of Ramtron (the “Board”) redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger, (iii) the Board having approved the Offer and the Proposed Merger pursuant to the requirements of Section 203 of the DGCL (“Section 203”) or Purchaser being satisfied that such Section 203 does not apply to or otherwise restrict the Offer or the Proposed Merger, (iv) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as described herein, (v) Ramtron not having entered into or effected any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Cypress’s ability to acquire Ramtron, and (vi) no person shall have made or proposed a tender or exchange offer for some or all of the Shares. In addition, all of the conditions are for the sole benefit of Cypress, Purchaser and their affiliates and may be asserted by Cypress or Purchaser in its sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied, other than any applicable waiting period under the HSR Act and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained as described herein, may be waived by Purchaser or Cypress in whole or in part at any time and from time to time prior to the expiration of the Offer in their reasonable discretion.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

In addition, the Schedule TO states that if the Board has not taken all actions within its power to cause the conditions contained in the Offer to Purchase to be satisfied, Purchaser may determine to solicit stockholder consents to, among other things, remove the current members of the Board and elect a slate of nominees to the Board and to effect certain changes with respect to Ramtron’s bylaws to facilitate such matters.

According to the Schedule TO, Cypress’s principal executive office is located at 198 Champion Court, San Jose, CA 95134-1599 and its telephone number at such address is (408) 943-2600, and the principal executive office of Purchaser is located at One 198 Champion Court, San Jose, CA 95134-1599 and its telephone number at such address is (408) 943-2600.

With respect to all information described in this Statement or the annexes and exhibits to this Statement contained in the Offer to Purchase, the related Letter of Transmittal, the Schedule TO, and any exhibits, amendments or supplements thereto, including information concerning Cypress and Purchaser or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Cypress or Purchaser to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 23, 2012 (the “2012 Proxy Statement”), relating to the Company’s 2012 annual meeting of stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Ramtron or any of its affiliates, on the one hand, and (i) Ramtron or any of its executive officers, directors or affiliates, or (ii) Cypress, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2012 Proxy Statement: “Security Ownership of Principal Stockholders and Management,” “2011 Compensation of Directors,” “Executive Compensation and Other Information,” and “Certain Relationships and Related Transactions.”

Any information contained in the pages from the 2012 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Cypress and its Affiliates

According to the Schedule TO, as of June 21, 2012, Cypress beneficially owns 1,667,584 Shares, representing approximately 4.7% of the outstanding Shares.

Cash Consideration Payable to Directors and Executive Officers Pursuant to the Offer and Proposed Merger

As a group, the directors and executive officers of the Company hold an aggregate of approximately 379,000 Shares as of June 30, 2012. In the event that the directors or executive officers were to tender any Shares they own for purchase pursuant to the Offer, or if the Proposed Merger were to occur and the directors and executive officers did not exercise their appraisal rights, the directors and executive officers would receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company who tender their Shares or do not exercise their appraisal rights, as the case may be. If the directors and executive officers were to tender all of the 379,000 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by Purchaser for $2.68 per Share, the directors and executive officers would receive an aggregate of approximately $1,016,000 in cash, less applicable withholding taxes. To the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

Equity-Based Awards Held by Directors and Officers of the Company

Set out below is a discussion of the treatment in connection with the Offer and Proposed Merger of various equity incentive compensation awards held by the Company’s directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the directors and executive officers in respect of such awards in connection with the Offer and Proposed Merger, the discussion below assumes that the directors and executive officers will not exercise their appraisal rights in connection with the Proposed Merger (i.e., that they will receive the same $2.68 per Share consideration being offered to all other stockholders of the Company in connection with the Offer and Proposed Merger).

Treatment of Stock Options

Upon a change in control of the Company (which specifically includes a proposed sale of all or substantially all of the assets or stock of the Company or a merger or consolidation of the Company with or into another company, as a result of which the Company is not the surviving and controlling company or as a result of which the outstanding Shares are exchanged or converted into cash or property or securities not of the Company, as set forth in the Company’s 2005 Amended and Restated Incentive Award Plan, (the “2005 Plan”), all options held by directors and executive officers of the Company will become fully vested and exercisable if not assumed or substituted by the successor company. In addition, the administrator of the Company’s 2005 Plan (generally the Board or a committee of the Board) may accelerate vesting of stock options at any time. Assuming all outstanding stock options are vested upon consummation of the Offer and are exercised immediately prior to the consummation of the Proposed Merger, the approximate value of the net cash payments that each of the Company’s directors and executive officers could receive (before any applicable withholding taxes) from option exercises (i.e., the excess, if any, of the $2.68 per Share Offer price over the per Share exercise price of the respective options multiplied by the total number of Shares subject to such options) is set forth in the table below.

The information in the following table is based on the number of options with a per Share exercise price less than the $2.68 per Share Offer price held by the Company’s directors and executive officers as of June 30, 2012.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options ($)	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in Proposed Merger ($)
William G. Howard, Jr.(1)	345,000	145,400	—	—	145,400
Eric A. Balzer	169,532	124,835	59,843	52,027	176,862
William L. George	170,000	78,200	—	—	78,200
Theodore J. Coburn	170,000	78,200	—	—	78,200
Eric Kuo	20,000	20,000	—	—	20,000
James E. Doran	—	—	—	—	—
Ying Shiau	6,250	1,687	18,750	5,062	6,750
Peter L. Zimmer	—	—	—	—	—
Gery E. Richards	—	—	65,000	44,200	44,200

(1)	Options were granted under the 2005 Plan and the Company’s 1995 Stock Option Plan.

Treatment of Restricted Stock

Similar to the treatment of options, upon a change in control of the Company (which specifically includes a proposed sale of all or substantially all of the assets or stock of the Company or a merger or consolidation of the Company with or into another company, as a result of which the Company is not the surviving and controlling company or as a result of which the outstanding Shares are exchanged or converted into cash or property or securities not of the Company, as set forth in the 2005 Plan), all Shares of restricted stock held by the Company’s directors and executive officers will become fully vested if not assumed or substituted by the successor company. In addition, the administrator of the 2005 Plan may accelerate vesting of unvested Shares of restricted stock at any time. Assuming all unvested Shares of restricted stock are vested upon consummation of the Offer, the holder of such Shares would be have the right to receive the $2.68 Offer price (subject to any applicable withholding of taxes required by applicable law) for each such Share. The approximate value of the cash payments that each of the Company’s directors and executive officers would receive in exchange for Shares of restricted stock is set forth in the table below. This information is based on the $2.68 Offer price and the number of Shares of restricted stock held by the Company’s directors and executive officers as of June 30, 2012.

Name of Executive Officer or Director	Number of Shares That Have Not vested	Cash Consideration for Unvested Shares ($)
William G. Howard, Jr.	10,000	26,800
Eric A. Balzer	183,337	491,343
William L. George	10,000	26,800
Theodore J. Coburn	10,000	26,800
Eric Kuo	10,000	26,800
James E. Doran	20,000	53,600
Ying Shiau	48,314	129,481
Peter L. Zimmer	140,327	376,076
Gery E. Richards	25,250	67,670

The following table sets forth the approximate total amount of consideration that each director and executive officer of the Company would be entitled to receive in connection with the consummation of the Offer and Proposed Merger as a result of the Company equity interests held by each director or executive officer as of

June 30, 2012. The table does not include payments if the executive officers were to be terminated in connection with the Offer. Such payments are detailed below in the section entitled “Potential Severance and Change in Control Benefits of Executive Officers.”

Name of Executive Officer or Director	Cash Consideration for Vested/Owned Shares ($)	Cash Consideration for Unvested Shares ($)	Cash Consideration for Stock Options ($)	Total Cash Consideration in connection with Offer and Proposed Merger ($)
William G. Howard, Jr.	98,501	26,800	145,400	270,701
Eric A. Balzer	712,001	491,343	176,862	1,380,207
William L. George	58,301	26,800	78,200	163,301
Theodore J. Coburn	31,501	26,800	78,200	136,501
Eric Kuo	57,427	26,800	20,000	104,227
James E. Doran	13,400	53,600	—	67,000
Ying Shiau	43,362	129,481	6,750	179,593
Peter L. Zimmer	—	376,076	—	376,076
Gery E. Richards	—	67,670	44,200	111,870

Potential Severance and Change in Control Benefits of Executive Officers

The Company’s executive officers (Messrs. Balzer, Richards, Shiau, and Zimmer) previously have executed Change in Control Severance Agreements with the Company providing for specified payments and benefits in the event of a termination of employment without “Cause” or a resignation for “Good Reason” during the period commencing on the 60th calendar day prior to a “Change in Control” and ending on the first anniversary of the Change in Control. Consummation of the Proposed Merger, or the acquisition by Purchaser of 50% or more of the outstanding Shares or the combined voting power of the Company’s outstanding securities entitled to vote generally in the election of directors, would be a Change in Control under these agreements. Assuming a termination of employment without Cause or a resignation for Good Reason within the time periods set forth above, the Company’s executive officers would be entitled to the following payments and benefits, subject to conditions specified in the agreements including execution and non-revocation of a release of claims and compliance with non-competition obligations:

1.	The executive officer’s earned but unpaid base salary through the date of termination, together with all other amounts (including bonuses) and benefits to which the executive officer is entitled under any benefit or bonus plan of the Company earned but unpaid at the time of termination;

2.

Severance pay in an amount equal to the executive officer’s annual base salary multiplied by two-and-one-half (for Mr. Balzer), by two (for Mr. Zimmer), and by one-and-one-half (Mr. Richards, and Mr. Shiau), with base salary determined as of the first day of the year in which the Change in Control occurs; these amounts generally are paid in equal monthly installments over the 12-month period commencing on the 61st day after termination of employment;

3.	For the period beginning on the date of termination and ending 12 months (18 months for Mr. Balzer and Mr. Zimmer) following the date of termination (or, if earlier, the date on which the executive officer accepts employment with another employer that provides comparable benefits in terms of cost and scope of coverage and without a preexisting condition limitation or exclusion with respect to the executive officer), the Company shall pay for and provide the executive officer and his dependents with healthcare benefits, on a tax-free basis, that are substantially the same as the benefits provided to the executive officer immediately prior to the date of termination; provided, however, if the Company determines such Company-provided benefits violates applicable law, the Company instead will provide a lump sum cash payment in an amount equal to 12 multiplied by the amount executive officer would be required to pay on a monthly basis if the executive officer elected to continue benefits under applicable law (generally referred to as continuing benefits under COBRA);

4.	All restricted stock or other equity incentive awards held by the executive officer will become vested and all stock options will become exercisable.

In the event the executive officer is subject to excise taxation under Section 4999 of the Internal Revenue Code of 1986, as amended, severance payments shall be paid so as result in the maximum benefit being payable to the executive; provided, however, that the Company will not reimburse the executive officer for any excise taxes.

Under the agreements, a termination without “Cause” generally means a termination in the absence of the following: (i) the executive officer’s conviction of or plea of “guilty” or “no contest” to a felony under the laws of the United States or any state thereof; (ii) the executive officer’s conviction of any crime constituting fraud, theft or misappropriation of Company property, or of any other crime that materially injures the Company’s business or reputation; (iii) the executive officer’s material violation or breach, as determined by the Board, of the Company’s Code of Business Conduct and Ethics, as in effect from time to time; (iv) the executive officer’s willful or intentional failure to comply in all material respects with a specific direction given by the Board or, for all executive officers other than Mr. Balzer and Mr. Zimmer, by the Chief Executive Officer; or (v) any serious misconduct or negligence in the course of the executive officer’s employment, as determined by the Board. Under the agreements, a resignation for good reason generally means a resignation within 75 days of the occurrence of the following: (i) the assignment to the executive officer of any duties materially inconsistent with the executive officer’s authority, duties or responsibilities in effect immediately prior to the Change in Control; (ii) a reduction in the executive officer’s base salary as in effect immediately prior to the Change in Control, or diminishment of the executive officer’s incentive compensation opportunity at the Company; (iii) a reduction by the Company in the kind or level of employee benefits to which the executive officer was entitled to immediately prior to such reduction with the result that the executive officer’s overall benefits package provided by the Company is materially reduced; (iv) the Company requiring the executive officer to be based at any office or location more than 50 miles from the Company’s principal headquarters prior to the Change in Control event, except for travel reasonably required in the performance of the executive officer’s responsibilities; or (v) the failure of the Company to obtain agreement from any successor to assume and agree to perform the Change in Control severance agreement.

Assuming the employment of Ramtron’s executive officers had been terminated following a change in control of the Company by the Company without cause or by the executive officer for good reason on June 30, 2012 (the same amounts will be paid upon such a termination anytime thereafter in 2012), without any reduction for purposes of Section 4999 of the Code, each of Ramtron’s executive officers would have been entitled to the following payments and benefits (determined without regard to any accelerated equity incentive compensation vesting, which is described above):

Executive	Severance Pay ($)	Benefits(1) ($)	Total ($)
Eric A. Balzer	962,500	11,809	974,309
Ying Shiau	360,000	2,412	362,412
Peter L. Zimmer	500,000	31,377	531,377
Gery E. Richards	262,500	11,671	274,171

(1)	The calculation of benefits is based on current costs. Such costs may increase in the future.

Director Compensation

Directors who are not employees of the Company are compensated for director services as authorized and approved by the full Board. The Company does not pay directors for meeting attendance, but does reimburse non-employee directors for their travel, lodging and related expenses incurred in connection with attending board, committee and stockholders’ meetings. Effective January 1, 2011, the directors received annual cash compensation, paid quarterly, is as follows:

Annual Cash Retainer ($)
Board Chairman	50,000
Board Members	30,000
Additional annual amount for foreign-based members only	5,000

Audit Committee Chairman	15,000
Audit Committee members	6,000

Compensation Committee Chairman	9,000
Compensation Committee members	3,500

Nominating and Governance Committee Chairman	5,000
Nominating and Governance Committee members	2,000

Non-employee directors were eligible to be granted stock awards under the 2005 Plan.

Effective December 15, 2011, each non-employee director was granted a restricted stock award of 10,000 shares of stock, with a one-year vesting period. The Company does not have a formal policy concerning the granting of equity awards to non-employee directors.

Director cash and equity compensation is reviewed during the fourth quarter each year with changes in cash compensation made effective at the beginning of the next year. Equity grants are effective as of the fifteenth day of the calendar month in which the grant is approved if such approval date is on or before the fifteenth day of the calendar month. Equity grants are effective as of the fifteenth day of the immediately following calendar month if such approval date is after the fifteenth day of a calendar month in which the grant is approved.

The Company does not provide any quantifiable perquisites and other personal benefits to non-employee directors.

The table below sets forth director compensation for 2011:

Name	Fees Earned or Paid in Cash ($)(1)	Restricted Stock Awards ($)(2)(3)	Stock Option Awards ($)	All Other Compensation ($)	Total ($)
William G. Howard, Jr.	61,500	19,600	0	0	81,100
William L. George	45,750	19,600	0	0	65,350
Theodore J. Coburn	48,750	19,600	0	0	68,350
Eric Kuo	44,000	19,600	0	0	63,600

(1)	Consists of the amounts described above under “Cash Compensation” and individual committee membership.
(2)	On December 15, 2011, each director was granted a restricted stock award for 10,000 shares with a vesting period and service condition of one year. The value of the stock award is $1.96 per share, based on the closing price as reported on the NASDAQ Global Market on December 15, 2011.
(3)	Reflects the aggregate grant date fair value in accordance with FASB ASC Topic 718. See Note 8 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011 regarding assumptions underlying the valuation of these equity awards.

Each member of the Strategic Transactions Committee of the Company is paid a per meeting fee of $500 for telephonic meetings and $1,000 for in-person meetings.

For any special meeting of the Board called to consider any matter with which the Strategic Transactions Committee is dealing, the non-employee U.S.-resident directors are paid a per meeting fee of $500 for telephonic meetings and $1,000 for in-person meetings, and non-employee non-U.S.-resident directors are paid $500 for telephonic meetings and $2,000 for in-person meetings. If meetings of the Strategic Transactions Committee and the Board are held on the same day or consecutive days, only one such fee will be payable.

Indemnification of Directors and Officers

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses, which such officer or director has actually and reasonably incurred.

The Company’s Amended and Restated Bylaws, as amended, provide that (1) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions; (2) the Company must advance expenses, as incurred, to its directors and officers in connection with any legal proceeding, subject to certain exceptions; and (3) the rights conferred in the Bylaws are not exclusive.

The Company’s Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the DGCL.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board of Directors of the Company unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s’ information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below:

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll-Free: (888) 750-5834

Banks & Brokers May Call Collect: (212) 750-5833

A copy of a letter to stockholders communicating the Board’s recommendation and a form of press release announcing such recommendation are filed as Exhibits (a)(8) and (a)(9) hereto, respectively, and are incorporated herein by reference.

Background of the Offer

On January 28, 2011, T.J. Rodgers, President and Chief Executive Officer of Cypress, and Dana C. Nazarian, Executive Vice President of the Memory Products Division of Cypress, met with Dr. William L. George, a member of the Board, and Jack L. Saltich, who was then a member of the Board of Ramtron. During the meeting, the potential synergies between a business combination of Ramtron and Cypress were discussed.

On March 8, 2011, Eric A. Balzer, the Chief Executive Officer of Ramtron received the following letter from Mr. Rodgers:

March 8, 2011

Dear Mr. Balzer:

The purpose of this letter is to propose the acquisition of Ramtron International Corporation by Cypress Semiconductor Corporation for $3.01 per share in cash, a 37% premium over Ramtron’s closing price of $2.20 on March 8, 2011 and a 32% premium over Ramtron’s 15-day, volume-weighted trading price of $2.28. This premium exceeds the 30% premium reported in comparable transactions in 2011 — and is 2.4 times higher than the premium paid by Microchip Technology, Inc. in its acquisition of Silicon Storage Technology, Inc. in a 2010 transaction which is very similar to this proposed transaction. We have the cash on hand to complete this transaction in an expeditious manner.

We believe the transaction would be favorable not only to Ramtron’s shareholders, but also — and particularly — to Ramtron’s customers. Relative to Ramtron alone, the combined company would serve its customers with 1) a more stable source of supply, consisting of two non-volatile technologies from five wafer-fabrication plants (three from Cypress), 2) a lower manufacturing cost structure due to Cypress’s low wafer and assembly & test manufacturing costs, 3) shorter leadtimes due to our internal 45-day fab cycle time and 7-day assembly & test cycle times, 4) access to high density and higher performance products fabricated in Cypress’s advanced non-volatile technologies, 0.13-micron (in production in three fabs) and 0.65-micron (in production at UMC), 5) better support from Cypress’s 400-person Sales, Marketing and Field Applications Marketing teams, and 6) the lower overhead costs that would result from combining our Colorado Springs and other overhead operations.

In particular, we believe that as a combined company, we could bring immediate relief to Ramtron’s customers by rationing the scarce supply of FeRAMs to those customers who specifically need that technology, while immediately serving the needs of the rest of Ramtron’s other customers with Cypress’s high-quality, high-reliability, pin-compatible products, manufactured in our SONOS technology.

We would like to enter into a more substantial conversation with Ramtron regarding the details of this offer on an expedited schedule, so as to address the current market supply problem as quickly as possible. Of course, we will take the time to negotiate thoroughly and in good faith. We plan to make this offer public at the close of business on March 15, 2011.

Sincerely,

T.J. Rodgers

President & CEO

On March 9, 2011, Dr. William G. Howard, Jr. the Chairman of the Board, telephoned Mr. Rodgers to discuss Mr. Rodgers’s March 8, 2011 letter to Ramtron. During this conversation, Mr. Rodgers and Dr. Howard discussed, among other things, Cypress’s anticipated timing for its proposed transaction and the timing of Ramtron’s consideration of the proposal.

On March 10, 2011, Mr. Rodgers sent the following letter to Ramtron:

March 10, 2011

Dear Mr. Balzer:

This letter documents the comments I made to you in our telephone conversation yesterday.

Here is the supplemental information that I provided:

•	Cypress anticipates that there will be minimal due diligence (two weeks or less) required for a Ramtron-Cypress merger.

•	We are prepared to sign a confidentiality agreement immediately as a condition of commencing due diligence.

•	Cypress has studied the Hart-Scott-Rodino process and anticipates no regulatory problems.

•	Cypress intends to accelerate all employee options and buy them out.

•

Cypress is prepared to deliver a definitive merger agreement with minimal closing conditions and a fiduciary-duty out-clause for a superior proposal (subject to a reasonable breakup fee and Cypress’s right to match that superior offer).

•	Cypress will work cooperatively with Ramtron to create a win-win deal for both companies.

Sincerely,

T.J. Rodgers

President & CEO

On March 11, 2011, the Board convened a telephonic meeting to further discuss Cypress’s March 8 proposal. The Board approved the establishment of a Strategic Transaction Committee (the “2011 Committee”), which committee consisted of Dr. Howard, Mr. Balzer, Eric Kuo and Theodore J. Coburn, to assist the Board in considering any acquisition proposals from Cypress and any transactions that may be considered as alternatives to Cypress’s indication of interest. Also at this meeting the Board authorized the retention of Shearman & Sterling LLP (“Shearman & Sterling”), as the Company’s special legal counsel, and Needham & Company, LLC (“Needham & Company”), as the Company’s financial advisor.

On March 12, 2011, at a telephonic meeting of the 2011 Committee, representatives of Shearman & Sterling reviewed with the 2011 Committee its fiduciary duties and various process-related issues and considerations that arise in connection with the evaluation of, and response to, an unsolicited acquisition proposal. Representatives of Needham & Company then reviewed with the 2011 Committee certain preliminary financial analyses and data regarding the Company and various process considerations. Representatives of Shearman & Sterling and Needham addressed various questions and topics of discussion raised by the 2011 Committee related to Cypress’s proposal and the exploration of strategic alternatives.

On March 13, 2011, the 2011 Committee held a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present. Representatives of Shearman & Sterling provided an overview of certain provisions in the Company’s bylaws. Representatives of Needham & Company presented a summary of the work to be undertaken by Needham & Company in connection with evaluating the March 8 proposal.

On March 14, 2011, the 2011 Committee held a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present. Dr. Howard provided an overview of the conversation he had with Mr. Rodgers on March 9, 2011. Representatives of Shearman & Sterling again discussed certain provisions of the Company’s bylaws. The 2011 Committee also reviewed certain communications materials.

On March 20, 2011, the 2011 Committee held two telephonic meetings, at which management and representatives of Shearman & Sterling and Needham & Company were present. Mr. Balzer summarized certain conversations with a customer of the Company and the impact a transaction with Cypress would have on that customer relationship. Representatives of Needham & Company then provided the 2011 Committee with an overview of their preliminary financial analyses, and received feedback from the Company’s management and the 2011 Committee on those analyses. After discussion, and taking into account the analyses prepared by Needham & Company, the 2011 Committee determined that Cypress’s March 8 proposal was not in the best interest of the Company’s stockholders.

On March 21, 2011, Dr. Howard advised Mr. Rodgers by telephone that the 2011 Committee determined that Cypress’s proposal to acquire Ramtron was not in the best interest of the Company’s stockholders.

Following their call, Dr. Howard sent the following letter to Mr. Rodgers:

March 22, 2011

Dear Mr. Rodgers:

It was a pleasure speaking with you by phone yesterday. I thought it would be appropriate to formally respond to your letter dated March 8, 2011, outlining a proposal to acquire Ramtron for $3.01 per share in cash.

As we discussed yesterday, our Board established a strategic transaction committee with full authority to evaluate your proposal and related issues. The committee met numerous times in the last two weeks and carefully and thoroughly reviewed the contents of your proposal with the assistance of independent financial and legal advisors selected by the committee. Based on this evaluation, our Board has concluded that your proposal is not in the best interests of Ramtron stockholders.

On behalf of the Board of Directors, I thank you for your interest in Ramtron.

Sincerely,

Dr. William G. Howard

Chairman of the Board of Directors

On April 11, 2011, Mr. Rodgers sent the following letter to Dr. Howard reiterating Cypress’s belief that the acquisition proposal in Cypress’s March 8, 2011 letter would be attractive to Ramtron’s stockholders:

April 11, 2011

Dear Bill:

I’m writing this letter to close the loop on our recent M&A discussions. On March 8, 2011, after a lot of careful deliberation, Cypress made an offer of acquisition to Ramtron with an embedded 37% premium to market. We felt — and still feel — that our offer would be attractive to your shareholders.

What we heard from you telephonically and in a letter dated March 22, 2011, was that you felt the offer was too low — so low, in fact, that it was not worth your while to make a counter proposal.

Although we do not agree with that position, we accept it and are officially withdrawing our offer to acquire Ramtron at this time. Please let me know if you would reconsider your position.

On another topic, I have enclosed a chart of Ramtron’s share price on which I have marked the dates of my acquisition proposal letter and your response to it. As you can see, there was a significant rise in Ramtron’s price after those events. While no one can say what drives the market up or down — and I am not trying to imply anything here — you might want to take a look at the security measures that were employed by Ramtron regarding this proposed transaction.

Sincerely yours,

T.J. Rodgers

President & CEO

The following chart was attached to the letter that Mr. Rodgers sent to Dr. Howard on April 11, 2011:

On July 19, 2011, August 12, 2011, October 5, 2011, December 6, 2011 and February 13, 2012, the Compensation Committee of the Board held meetings at which it discussed, among other matters, entering into Change in Control Severance Agreements, or amendments thereto, with certain members of the Company’s management. From mid-2011 until June 2012, Dr. George, chairman of the Compensation Committee, investigated the current best practices for peer companies in regard to such agreements, instructed the Company’s counsel to prepare drafts of such agreements, or amendments thereto, for review by the Compensation Committee of the Board, and engaged in discussions and negotiations of such agreements, or amendments thereto, with certain members of the Company’s management. The terms of such agreements, or amendments thereto, were further discussed in a meeting of the Board on June 6, 2012. Drafts of such agreements, or amendments thereto, were thereafter finalized for review and expected approval by the Board and the Compensation Committee for meetings scheduled for July 2012.

On June 12, 2012, Mr. Rodgers sent the following letter to Dr. Howard and Mr. Balzer:

June 12, 2012

Gentlemen:

I am writing to formally convey Cypress Semiconductor’s proposal to acquire Ramtron International Corporation for $2.48 per share in cash. This represents a premium of 37% over Ramtron’s closing price of $1.81 per share on June 11, 2012. We believe that this all-cash transaction, which has been unanimously approved by our Board of Directors, is compelling for Ramtron and its stockholders. Our proposal would deliver immediate, certain value to Ramtron’s stockholders that is far superior to what we believe that you can reasonably expect to achieve as a standalone company.

We believe that an acquisition can be completed expeditiously and are prepared to commence a cash tender offer with no financing or due diligence conditions. We have retained Greenhill & Co., LLC as our financial advisor and Wilson Sonsini Goodrich & Rosati, Professional Corporation, as our legal counsel. We are confident that a transaction would receive all necessary regulatory approvals, including antitrust clearances.

We hope to work with you on a negotiated basis to complete this transaction successfully, and are prepared to deliver a draft merger agreement and begin discussions immediately. I suggest that our respective financial and legal advisors meet at your earliest convenience to work toward the goal of announcement of a definitive agreement in the very near future.

It has been about two years since I first approached you about a possible transaction between our two companies and over a year since we delivered a formal proposal to acquire Ramtron. As you will recall, that proposal (at $3.01 per share) was for a 37% premium over your then-current stock price on March 8, 2011 — the same premium we are offering today. Our offer made clear that we were prepared to commence due diligence immediately and would deliver a merger agreement with minimal closing conditions. We were deeply disappointed when, two weeks after we provided you with our offer, you and your Board of Directors responded that our offer was so low that it was not even worth your time to make a counter proposal.

Since then, a number of events have convinced us that your response did not reflect the best interests of your stockholders. First, soon after you rejected our offer, Ramtron sold almost 20% of its stock in a dilutive public offering at a net price of $1.79 per share, which I found extremely surprising in light of your comments regarding our offer and its 68% premium to that price. Second, since our offer Ramtron has had cumulative net losses of five cents per share. Third, your stockholders have been increasingly vocal about their desire for you to sell Ramtron. These factors, along with your history of rejecting out-of-hand our prior offer, have convinced us that we must make our offer public at this time so that your stockholders are aware of our efforts. I have attached copies of my prior letters to you to this letter.

Although we would prefer to proceed through a negotiated agreement, we are fully committed to this transaction, and will take the steps necessary to complete it. We believe that a transaction between our two companies would be well received by your stockholders, and we are committed to providing them with an opportunity to express their views on our proposal.

This letter does not represent or create any legally binding or enforceable obligations. No such obligations will be imposed on either party unless and until a definitive agreement is signed by both Cypress and Ramtron.

We request a response to our proposal by 5:00 p.m. Pacific Daylight Time on Tuesday, June 19, 2012. In light of the significance of this proposal to your stockholders and ours, as well as the potential for selective disclosure, we are publicly releasing the text of this letter.

Very truly yours,

T.J. Rodgers

President and Chief Executive Officer

On June 12, 2012, Cypress also issued a press release announcing that it had submitted a proposal to Ramtron to acquire all of its outstanding stock for $2.48 per share in cash and providing the full text of the March 8, March 10 and April 11, 2011 letters.

Later on June 12, 2012, the Board convened a telephonic meeting to discuss the Cypress June 12 letter and press release. Also at this meeting the Board authorized the retention of Shearman & Sterling, as the Company’s special legal counsel, and Needham & Company, as the Company’s financial advisor. Also at this meeting the Board discussed the Change of Control Severance Agreements, or amendments thereto, which were previously most recently discussed at the June 6, 2012 meeting of the Board, and authorized Dr. George, as chairman of the Compensation Committee of the Board, to finalize such agreements.

On June 13, 2012, the Board convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss the Cypress June 12 letter. Representatives of Shearman & Sterling reminded the Board of its fiduciary duties in connection with the evaluation of, and response to, an unsolicited acquisition proposal. Representatives of Needham & Company discussed several tactical considerations and proposed responses to Cypress’s June 12 proposal. The Board determined to reconvene in the coming days to further discuss the proposal. Following the Board meeting, Ramtron issued a press release that confirmed receipt of Cypress’s June 12 proposal, and advised its stockholders that it would review and consider the proposal, in consultation with its financial and legal advisors, and determine the course of action that it believed is in the best interests of Ramtron and its stockholders.

On June 14, 2012, the Board convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss Cypress’s June 12 proposal. Management of the Company updated the Board on its process in generating an updated financial model in connection with the Company’s strategic plan. Representatives of Needham & Company informed the Board that they had begun preparing a financial analysis of the Company. The Board also approved the establishment of a Strategic Transaction Committee (the “Committee”), which committee consists of Dr. Howard, Mr. Balzer, Theodore J. Coburn, James E. Doran and Dr. George, to assist the Board in considering any acquisition proposals from Cypress and any transactions that may be considered as alternatives to Cypress’s indication of interest. The Board also discussed the previously negotiated and prepared Change in Control Severance Agreements, or amendments thereto, with Messrs. Balzer, Zimmer, Richards and Shiau, and certain other members of the Company’s management. The Board subsequently approved such Change in Control Severance Agreements pursuant to an action by unanimous written consent, dated June 14, 2012.

On June 15, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to discuss Cypress’s June 12 proposal, as well as evaluating other strategic alternatives. Members of the Company’s management and representatives of Needham & Company discussed contacts with various potential interested third parties. Representatives of Shearman & Sterling provided an overview of certain provisions in the Company’s bylaws, and recommended an amendment to the bylaw relating to the Company’s stockholders’ ability to take action by written consent.

On June 16, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss Cypress’s June 12 proposal. Representatives of Needham & Company then discussed with the Committee their preliminary financial analyses related to Cypress’s June 12 proposal and addressed the Committee’s questions concerning those analyses. Representatives of Shearman & Sterling again reminded the Committee of its fiduciary duties in connection with the evaluation of strategic alternatives.

Later on June 16, 2012, the Board convened a telephonic meeting, at which management and representatives of Shearman & Sterling were present, to further discuss Cypress’s June 12 proposal. The Board also approved an amendment to the Company’s bylaws to allow the Board to fix a record date in order that the Company may determine the stockholders entitled to consent to corporate action in writing without a meeting.

On June 17, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss Cypress’s June 12 proposal. After discussion, and taking into account the preliminary financial analyses presented by Needham & Company at the June 16 meeting, the Committee determined to reject Cypress’s June 12 proposal, and to engage in an effort to evaluate all strategic alternatives. The Committee then authorized Needham & Company to begin contacting interested third parties.

Later on June 17, 2012, Mr. Balzer called Mr. Rodgers and left him a voicemail regarding the Committee’s conclusion and inviting Cypress to participate in Ramtron’s process to evaluate strategic alternatives.

Prior to the market open on June 18, 2012, Ramtron issued a press release regarding its rejection of Cypress’s June 12 proposal, and its decision to engage in a process to explore strategic alternatives including, but not limited to, the potential sale of Ramtron. Later that day, Mr. Rodgers returned Mr. Balzer’s June 17 call and discussed with Mr. Balzer the rejection of Cypress’s proposal and the Company’s process to explore strategic alternatives. A representative of Needham & Company then called a representative of Greenhill & Co., LLC (“Greenhill”), Cypress’s financial advisor, and indicated that Ramtron would like Cypress to participate in Ramtron’s evaluation of strategic alternatives and that it would send a draft confidentiality agreement as part of that process. After the call, Needham & Company sent Greenhill the confidentiality agreement referenced on the call. Cypress declined to execute the confidentiality agreement or participate in Ramtron’s process of exploring strategic alternatives.

Later on June 18, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss Cypress’s proposal, and the Committee’s evaluation of strategic alternatives. Mr. Balzer and representatives of Needham & Company provided an overview of their conversations with Cypress and Greenhill. Representatives of Needham & Company also provided an update on the status of their discussions with other third parties.

On June 19, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss Cypress’s proposal, and the Committee’s evaluation of strategic alternatives. Representatives of Needham & Company and members of the Company’s management also provided an update on the status of their discussions with certain third parties.

On June 20, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss Cypress’s proposal, and the Committee’s evaluation of strategic alternatives. Representatives of Needham & Company summarized the response from interested third parties, and the status of the negotiations of confidentiality agreements with such third parties. Representatives of Shearman & Sterling provided an overview of United States and foreign antitrust approval processes. Also on June 20, 2012, the Board and the Compensation Committee of the Board convened consecutive telephonic meetings to discuss and approve the compensation for the members of the Committee.

On June 21, 2012, Cypress commenced the Offer and sent the following letter to Dr. Howard and Mr. Balzer:

June 21, 2012

Gentlemen:

I am writing to convey to you our decision to increase our proposal to acquire Ramtron International Corporation to $2.68 per share in cash. Our revised proposal represents a premium of 48% over Ramtron’s closing price of $1.81 per share on June 11, 2012, the day before we publicly disclosed our initial offer of $2.48 per share in cash. As before, our offer provides Ramtron’s stockholders with certain value and immediate liquidity at a substantial premium.

This morning, we are also commencing a tender offer to purchase all outstanding shares of Ramtron at our revised per share price. We are resolute in our desire to acquire Ramtron and we think that now is the appropriate time to take our offer directly to Ramtron’s stockholders so that they can consider it for themselves. We urge the Ramtron Board of Directors to remove its “poison pill” and allow your stockholders an opportunity to freely participate in our offer.

Although we continue to believe that our prior offer represented full and fair value, we have increased our offer at this time in the interest of quickly consummating a transaction. Our revised offer restores to your stockholders much of the value eroded as a result of the combination of your recent losses and your decision to pursue a dilutive equity offering in 2011. In addition, we note your recent public announcement that you have amended change of control agreements originally put in place following our offer in March 2011. Although we recognize the value of Ramtron’s talented employees and we intend to honor those agreements, we are increasingly concerned about the growing magnitude of these costs and the potential effect that they would have on the price that any acquirer can offer for Ramtron.

We have learned that you have begun an uncertain and undefined review of strategic alternatives with no timetable established. We were surprised that you proposed as a condition to our participation in that process a two year standstill agreement that would completely restrict us from communicating with, or making an offer to, you or your stockholders. We simply cannot agree to such a restriction. Our offer is not subject to any due diligence or financing conditions and we do not require access to any of Ramtron’s confidential information in order to proceed.

We look forward to meeting with Ramtron’s stockholders in the days ahead so that we can discuss the merits of our offer with them. We are confident that they will agree that our offer represents the best alternative available to Ramtron. We will continue to explore all necessary steps to ensure that Ramtron’s stockholders can consider our offer.

It continues to be our preference to engage in a negotiated transaction. We urge the Ramtron Board of Directors to do the right thing and immediately begin negotiations with us so that we may deliver significant value to your stockholders. We and our advisors stand ready at any time to meet and review our offer directly with you.

Very truly yours,

T.J. Rodgers

President and Chief Executive Officer

On June 21, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to discuss the Offer. Representatives of Needham & Company and Shearman & Sterling discussed with the Committee the terms of and conditions to the Offer, the nature and timing of the Offer, including the current market price of Ramtron’s common stock, the Company’s strategic plan and other business opportunities and the status of discussions with other interested parties with respect to a potential strategic transaction involving the Company. Representatives of Needham & Company and Shearman & Sterling addressed various questions and topics of discussion raised by the Committee related to the Offer process.

On June 22, 2012, a representative of Needham & Company had a telephone call with a representative of Greenhill, in which the Greenhill representative indicated that Cypress believed that a confidentiality agreement with a standstill provision was neither necessary nor appropriate.

On June 25, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss the Offer and the status of discussions with other interested parties with respect to a potential strategic transaction involving the Company. After the Committee excused the representatives of Needham & Company, representatives of Shearman & Sterling provided the Committee with an overview of the putative class action complaint against Ramtron and certain of its officers and directors filed in the District Court for El Paso County, Colorado, captioned Dent v. Ramtron International Corporation, et al., Docket No. 44906737.

On June 28, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss the Offer and the status of discussions with other interested parties with respect to a potential strategic transaction involving the Company. Also on June 28, 2012, the Board convened a telephonic meeting, at which representatives of Shearman & Sterling were present. At this meeting the Board took action with respect to the Company’s stockholder rights plan to defer the “Distribution Date” (as defined in the stockholder rights plan) that would otherwise occur ten business days after commencement of the Offer to such time as immediately prior to the acceptance for payment of shares pursuant to the Offer, or such other time as determined by the Board in its sole discretion.

On July 3, 2012, the Board convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present. Representatives of Needham & Company discussed with the Board the status of discussions with other interested parties with respect to a potential strategic transaction involving the Company. Representatives of Needham & Company then discussed with the Board its financial analyses related to the Offer and addressed the Board’s questions concerning those analyses. In addition, representatives of Shearman & Sterling reminded the Board of its fiduciary duties in connection with the evaluation of, and response to, an unsolicited acquisition proposal. A discussion then ensued covering various topics including management’s views regarding the Company’s business, financial condition and future prospects and during which representatives of Shearman & Sterling and Needham & Company addressed various questions and topics of discussion raised by the Board related to the Offer process. Following discussion, Needham & Company rendered an oral opinion to the Board, subsequently confirmed in writing, that as of July 3, 2012 and based upon and subject to the assumptions and other matters set forth in its written opinion (a copy of which is attached as Annex B hereto), the consideration proposed to be paid to the holders of the Shares (other than Cypress, Purchaser and their respective affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. After discussion, the Board unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company or its stockholders and unanimously determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares into the Offer.

Reasons for the Recommendation

The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and the Committee and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, does not reflect the intrinsic value of the Company, and is not in the best interest of Ramtron and its stockholders. Accordingly, the Board recommends that holders of Shares REJECT THE OFFER and NOT TENDER their Shares pursuant to the Offer.

In reaching its determination to recommend that stockholders reject the Offer, the Board considered numerous factors, including, but not limited to, the following:

(1) The Offer Undervalues the Company’s F-RAM Intellectual Property and Long-Term Growth Prospects, and Seeks to Capture Long Term Value that Rightly Belongs to Ramtron Stockholders.

The Board believes that the Offer undervalues the Company’s F-RAM intellectual property and long-term growth prospects, and seeks to capture long term value that rightly belongs to Ramtron stockholders because:

•	the Company possesses valuable F-RAM intellectual property and F-RAM technological expertise;

•	recent operational improvements and new product introductions have strengthened the Company’s competitive position and enlarged the Company’s addressable market;

•

the Company is gaining traction with its demand creation initiatives to drive global adoption of its F-RAM solutions and fully exploit the untapped opportunities for F-RAM-based low energy and high data integrity solutions in the semiconductor market; and

•	recent design wins and planned new product introductions support the Company’s goal of accelerating revenue growth beginning in 2013.

(2) The Board has Instructed Ramtron’s Management, with the Assistance of Ramtron’s Advisors, to Explore Strategic Alternatives to Maximize Stockholder Value.

The Board is committed to acting in the best interest of the Company’s stockholders and has instructed the Company’s management, with the assistance of the Company’s advisors, to explore strategic alternatives, including, but not limited to:

•	a sale of the Company;

•	a strategic alignment with one or more investors or joint venture counterparties;

•	other potential strategic transactions to recognize the long-term value of the Company for its stockholders; or

•	continuing with the Company’s current growth plans.

As part of this process, the Company’s management, with the assistance of the Company’s financial advisors, has engaged in discussions with a number of other parties, including major semiconductor companies, regarding a potential transaction, has entered into confidentiality agreements with certain parties and is providing those parties an opportunity to engage in a due diligence review of confidential information.

No assurance can be given as to whether any of these contacts will result in a proposed transaction, whether any transaction that may be proposed as a result of such process would be acceptable to the Company and the Board or whether any such proposed transaction will be announced or consummated. While the Board has not made any decision to sell the Company, the Board believes that the Offer must be evaluated against the Company’s well established long-term strategy for stockholder value creation and the prospect of other potential transactions which, if consummated, could yield greater long- or short-term value to stockholders than the Offer. Given that the Board believes that premature disclosure would jeopardize the Company’s ability to continue negotiations with respect to such a transaction, the Board has instructed management not to disclose the parties, nature or terms of any potential transaction unless and until an agreement in principle or definitive agreement is signed, except as otherwise required by law.

(3) Even Though Ramtron Invited Cypress to Participate in a Process that Would Give All Interested Parties an Opportunity to Participate, Cypress Chose to Bypass the Process and Commenced the Unsolicited Offer.

In his June 17, 2012 voicemail message to, and his June 18, 2012 discussion with, Mr. Rodgers, Mr. Balzer, at the direction of the Committee, invited Cypress to participate in the Company’s process to evaluate its strategic alternatives. The invitation was reiterated again in the June 18, 2012 telephone call the Company’s financial advisors made to Greenhill, Cypress’s financial advisors. On June 18, 2012, the Company’s financial advisors sent a draft confidentiality agreement to Cypress for its review. Cypress made no effort to participate in the Company’s strategic alternative review process and Cypress commenced the unsolicited Offer on June 21, 2012. The Company believes that full participation by Cypress in the Company’s strategic alternative review process without the pressure of an unsolicited offer is the best way for the Company to maximize value for its stockholders. The Board also believes that seeing the Company’s strategic alternative review process through to completion is one of the ways in which to ensure that Ramtron’s stockholders have the best opportunity to realize a full and fair value on their investment, and that Cypress through its Offer seeks to circumvent, disrupt and prematurely end the Company’s process to the disadvantage of Ramtron’s stockholders.

(4) The Offer Values Ramtron at a Price Below Recent Trading Levels.

The market price of Ramtron Common Stock has remained above the Offer price of $2.68 per Share since the public announcement of Cypress’s proposal on June 21, 2012. The closing price per Share on the NASDAQ Global Market on July 3, 2012, the last trading day prior to the date of this Statement, was $3.01 which is 12% greater than the Offer price of $2.68 per Share.

(5) Ramtron Has Received an Inadequacy Opinion from its Financial Advisor.

Needham & Company delivered an oral opinion to the Board on July 3, 2012, subsequently confirmed in writing, that, as of July 3, 2012, and based upon and subject to the assumptions and other matters set forth in its written opinion, the consideration proposed to be paid to the holders of the Shares (other than Cypress, Purchaser and their respective affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Needham & Company, dated July 3, 2012, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by Needham & Company in connection with such opinion, is attached as Annex B hereto. Needham & Company provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Needham & Company is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or vote or act on any other matter.

(6) The Offer’s Conditions Create Uncertainty and Risk.

The Board believes that the numerous conditions set forth in the Offer create uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person — Tender Offer and Proposed Merger” above and in Annex A attached hereto, the Offer is subject to a litany of conditions, including the following conditions:

•

there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by Cypress or any of its subsidiaries (including Purchaser), shall constitute a majority of the then outstanding Shares on a fully diluted basis;

•	the Board redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger;

•

the Board having approved the Offer and the Proposed Merger pursuant to the requirements of Section 203 or Purchaser being satisfied that such Section 203 does not apply to or otherwise restrict the Offer or the Proposed Merger;

•

any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as described herein;

•	Ramtron not having entered into or effected any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Cypress’s ability to acquire Ramtron;

•	no person shall have made or proposed a tender or exchange offer for some or all of the Shares;

•

there being no action pending, instituted or threatened before any governmental authority (x) seeking, or which in the reasonable judgment of Purchaser is likely to result in, any material diminution in the benefits expected to be derived by Cypress in connection with the Offer or (y) relating to the Offer which, in the reasonable judgment of Purchaser, might materially adversely affect Ramtron or Cypress or the value of the Shares;

•

there being no event, condition, development, circumstance, change or effect existing or threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of the Offer, in the reasonable judgment of Cypress, is or is reasonably likely to be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of Ramtron and its subsidiaries, taken as a whole, or no awareness by Cypress of any facts, regardless of the date of occurrence, that, in the reasonable judgment of Cypress, are or are reasonably likely to be materially adverse to either the value of Ramtron and its subsidiaries, taken as a whole, or the value of the Shares to Cypress;

•

there being no (a) general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (b) in the reasonable judgment of Purchaser, declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, the European Union or elsewhere, (c) limitation (whether or not mandatory) by any governmental authority on, or other event which, in the reasonable judgment of Purchaser, might materially adversely affect the extension of credit by banks or other lending institutions, (d) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (e) in the reasonable judgment of Purchaser, material adverse change (or development or threatened development involving a prospective material adverse change) in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (f) change in the general political, market, economic or financial conditions in the United States, the European Union or elsewhere that could, in the reasonable judgment of Purchaser, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Cypress and its subsidiaries, taken as a whole, or Ramtron and any of its subsidiaries, taken as a whole, (g) decline in any of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the business day immediately preceding the time of commencement of the Offer or any material adverse change in the market price in the Shares, (h) in the reasonable judgment of Purchaser, nationalization, insolvency or placement into receivership of, or provision of extraordinary assistance to, any major bank in the United States or European Union, or the taking of possession of any such bank by a governmental or regulatory authority, (i) in the reasonable judgment of Purchaser, default by any member of the European Union in payment of, or the inability of any such member to pay, any of its debts as they become due or the withdrawal (or announcement of an intent to withdraw) by any member of the European Monetary Union therefrom or any such member otherwise ceasing (or announcing its intent to cease) to maintain the Euro as its official currency, (j) in the reasonable judgment of Purchaser, material adverse change in the market price of the Shares or in the United States or European securities or financial markets or (k) in the case of any of the foregoing existing at the time of commencement of the Offer, material acceleration or worsening thereof;

•

Ramtron not (a) releasing or relinquishing any material contract or taking any comparable action not in the ordinary course of business consistent with past practice, (b) authorizing, recommending, proposing, announcing its intent to enter into or entered into any agreement or arrangement with any person or group that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Ramtron or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of its subsidiaries or affiliates, (c) adopting, entering into or amending any employment, severance, change of control, retention or similar agreement, arrangement or plan with or for the benefit of any of its employees other than in the ordinary course of business consistent with past practice or entering into or amending any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or the consummation of any merger or other business combination involving Ramtron, (d) except as may be required by law, taking any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended);

•	there being no impairment or adverse affect on any material contractual right of Ramtron or any of its subsidiaries;

•

there being no material amount of indebtedness of Ramtron or any of its subsidiaries being accelerated or otherwise becoming due or becoming subject to acceleration prior to its stated due date, as a result of or in connection with the Offer or the consummation by Purchaser or any of its subsidiaries or affiliates of any merger or other business combination involving Ramtron (other than following the acceptance for payment of Shares pursuant to this Offer, acceleration, if any, of Ramtron’s long-term indebtedness); and

•

there being no covenant, term or condition in any instrument, license or agreement of Ramtron or any of its subsidiaries that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to either the value of Ramtron or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or its consummation of any merger or other business combination involving Ramtron).

The Board believes that the effect of these conditions is that the Company’s stockholders cannot be assured that Cypress will be required to consummate the Offer. Compliance with some of these conditions could restrict the Company’s ability to manage its business in the ordinary course and may not be capable of being satisfied in the event that the Company continues to operate its business consistent with past practice. In addition, the Schedule TO provides that the conditions are for the sole benefit of Purchaser, Cypress and their respective affiliates and may be asserted by Purchaser or Cypress regardless of the circumstances giving rise to any such condition, other than any applicable waiting period under the HSR Act and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained as described herein, may be waived by Purchaser or Cypress in whole or in part at any time and from time to time prior to the expiration of the Offer in their reasonable discretion.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Needham & Company

The Company has retained Needham & Company in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer and a potential sale transaction involving the Company.

Pursuant to an engagement letter dated June 13, 2012, the Company retained Needham & Company to act as exclusive financial advisor in connection with strategic planning and merger and acquisition activities. The Company has agreed to pay Needham & Company customary fees for its services, a portion of which became payable upon Needham & Company’s delivery of its opinion referred to above in Item 4, a significant portion of which would be payable in the event the Company remains independent after a specified period of time, and a substantial portion of which is contingent on certain sale transactions involving the Company (including the Offer, if consummated). In addition, the Company has agreed to reimburse Needham & Company for all of its reasonable out-of-pocket expenses in connection with its engagement and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Board to act as its exclusive financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as

Needham’s familiarity with the Company and its industry generally. In the past two years, Needham & Company acted as financial advisor to the Company in connection with Cypress’s March 2011 acquisition proposal and acted as sole book-running manager for the Company’s public offering of Shares in July 2011. Needham & Company has not in the past two years provided investment banking or financial advisory services to Cypress or its affiliates. Needham & Company may in the future provide investment banking and financial advisory services to Cypress, the Company or their respective affiliates unrelated to the Offer or the Proposed Merger, for which services Needham & Company would receive additional compensation. In the normal course of its business, Needham & Company may actively trade the equity securities of Cypress and the Company for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

Others

The Company has engaged Innisfree to assist it in connection with the Company’s communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to Innisfree for such services. In addition, the Company has agreed to reimburse Innisfree for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

The Company has retained Lippert/Heilshorn Associates (“Lippert/Heilshorn”) as its public relations advisor in connection with the Offer. The Company has agreed to pay Lippert/Heilshorn customary compensation for such services. In addition, the Company has agreed to reimburse Lippert/Heilshorn for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except for Innisfree, as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
James E. Doran	May 3, 2012	5,000	$2.31	Acquired shares
Eric A. Balzer	May 18, 2012	4,696	$1.86	Acquired shares

Item 7.	Purposes of the Transaction and Plans or Proposals

For the reasons discussed in “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendation — Reasons for the Recommendation,” the Board has reviewed and carefully considered the Offer with the assistance of its financial and legal advisors, and concluded that the proposal of $2.68 per share of Common Stock is inadequate, does not reflect the intrinsic value of the Company and is not in the best interest of Ramtron and its stockholders. Accordingly, and for the reasons described in more detail in “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendation — Reasons for the Recommendation,” the Board unanimously recommends that holders of Shares reject the Offer and not tender their Shares pursuant to the Offer.

The Board is committed to acting in the best interest of its stockholders and has authorized the exploration of strategic alternatives. The Board intends to consider the full range of available options including, but not limited to, the potential sale of the Company or continuing with the Company’s current growth plans. Cypress has been invited to participate in this process.

Accordingly, the Board may engage in negotiations in response to the Offer that could have one of the effects specified in the paragraph below. The Company has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Therefore, the Company does not intend to disclose such negotiations in the future unless an agreement in principle has been reached or except where otherwise required by law.

Except as described above and as otherwise set forth in this Statement, the Company does not have any knowledge of any negotiations being undertaken or engaged in by the Company in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s Shares by Cypress, any subsidiary of Cypress, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company. Except as described above, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this paragraph.

Item 8.	Additional Information

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Offer and Proposed Merger, assuming that the Proposed Merger closing date is June 30, 2012, the named executive officers are terminated on the same day, and the vesting of all outstanding stock options and restricted stock units is accelerated in full.

Golden Parachute Compensation

Name	Severance Pay(1) ($)	Cash Consideration for Equity(2) ($)	Perquisites/ Benefits(3) ($)	Total ($)
Eric A. Balzer	962,500	1,380,207	11,809	2,354,516
Gery E. Richards	262,500	111,870	11,671	386,041
Ying Shiau	360,000	179,594	2,412	542,006
Peter L. Zimmer	500,000	376,076	31,377	907,453

(1)

Assumes a qualifying termination within 60 days preceding and 12 months after a change in control and based upon a change in control on June 30, 2012; amounts generally are paid in equal monthly installments over the 12-month period commencing on the 61st day after termination of employment; amounts reflect payment annual base salary multiplied by two-and-one-half (for Mr. Balzer), by two (for Mr. Zimmer), and one-and-one-half (for Mr. Richards, and Mr. Shiau), with base salary determined as of the first day of the year in which the Change in Control occurs (January 1, 2012 assuming a change in control on June 30, 2012).

(2)

Assumes all outstanding equity awards become fully vested upon a change in control. (Such vesting acceleration also would occur upon a qualifying termination within 60 days preceding and 12 months after a change in control per existing Change in Control Severance Agreements.) Calculation is based on a change in control on June 30, 2012, and $2.68, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Proposed Merger. Consists of the cash value of the stock options and Shares of restricted stock that fully vest; realization of this amount is not conditioned upon a termination of the executive’s employment as vesting accelerates in the event of a change in control where the acquiring company refuses to assume or substitute for outstanding stock options and restricted stock. The value of cash payments related to stock options is determined based on the excess, if any, of $2.68, which is the per-share cash amount to be paid for each share of Company Common Stock in the Offer and Proposed Merger, over the exercise price, multiplied by the number of shares covered by each stock option. The value of cash payments related to Shares of restricted stock is $2.68 multiplied by the number of Shares of restricted stock.
(3)	Assumes a qualifying termination within 60 days preceding and 12 months after a change in control based upon a change in control on June 30, 2012; consists of the cost to continue participation in the Company’s group health plan for 12 months (18 months for Mr. Balzer and Mr. Zimmer) based on current costs (such costs may increase in the future).

Narrative to Golden Parachute Compensation Table

All outstanding unvested stock options and Shares of restricted stock held by the Company’s named executive officers fully vest, by their terms, upon a change in control of the Company if the successor entity does not assume or substitute such awards. In addition, each of the named executive officers is a party to a Change in Control Severance Agreement, which provides for severance and other benefits, including full vesting acceleration of stock options and restricted stock, if the executive officer’s employment is terminated by the Company or by a successor without cause or by the executive officer for good reason, in either case generally within 60 days preceding and 12 months after a change in control (a “qualifying termination”). Consummation of the Proposed Merger, or the acquisition by Purchaser of 50% or more of the outstanding Shares or the combined voting power of the Company’s outstanding securities entitled to vote generally in the election of directors, would be a Change in Control for purposes of potentially triggering a qualifying termination. For more information relating to these arrangements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements” (which is incorporated into this Item 8 by reference).

State Anti-Takeover Laws — Delaware

As a Delaware corporation, the Company is subject to Section 203. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock. It is a condition to the Offer that the Board approve the Offer and the Proposed Merger or any other business combination satisfactory to Purchaser between Ramtron and Purchaser (or one of Cypress’s subsidiaries) pursuant to the requirements of Section 203 or that Purchaser be satisfied that Section 203 does not apply to or otherwise restrict the Offer, the Proposed Merger or any such business combination.

State Anti-Takeover Laws — Other

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. Purchaser has stated in its Offer to Purchase that it has not attempted to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Purchase, Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in consummating the Offer. In such case, according to the Offer to Purchase, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer because such holders are entitled to receive cash in exchange for any Shares tendered by them in the Offer. However, if a merger of the Company is consummated in which stockholders receive cash consideration for their Shares, stockholders who have neither voted in favor of the merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Investment banking opinions as to the adequacy or fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer or the Proposed Merger, are not opinions as to fair value under Section 262 of the DGCL. Moreover, Cypress and Purchaser could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share paid in the Offer.

Rights Agreement

The Company is a party to the Rights Agreement, the purpose of which is to protect the Company’s stockholders against unsolicited attempts to acquire control of the Company that do not offer a fair price to its stockholders as determined by the Board. On April 19, 2001, the Board declared a dividend of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on May 15, 2001 and for each share of Common Stock issued by the Company thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share of Series B Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at an exercise price of $50.00 (the “Exercise Price”), subject to adjustment.

Initially, the Rights will attach to all shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock, and the Distribution Date will occur, upon the close of business on the earlier of (i) the close of business on the tenth Business Day (or such later date as the Board may determine) after the “Stock Acquisition Date” or (ii) the close of business on the tenth Business Day (or such later date as the Board may determine) after the date that a tender offer by any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, if upon consummation thereof, such person would become an “Acquiring Person” by acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock, in either instance other than pursuant to a “Qualified Offer” (defined below) (the earlier of (i) and (ii) being herein referred to as the “Distribution Date.”)

Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued after May 15, 2001 will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. At its June 28, 2012 meeting, the Board resolved that the “Distribution Date” that would otherwise result under the Rights Agreement from the public announcement(s) and action(s) of Cypress and/or any of its affiliates be deferred until immediately prior to the acceptance for payment of shares pursuant to the Offer, or such other time as determined by the Board in its sole discretion, the deferral of which the Board may revoke at any time.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 19, 2016 (the “Final Expiration Date”) unless earlier exchanged, redeemed or terminated by the Company as described below. If issued, each one one-hundredth of a share of Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of Common Stock.

Promptly after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. In the case of uncertificated shares of Common Stock, each Right will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock registered in the names of the holders thereof.

In the event that a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate to, and to otherwise be in the best interests of, the Company and its stockholders, after receiving advice from one or more investment banking firms, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the foregoing events, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the acquiring company will be null and void.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged; or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

The Exercise Price payable and the number of Rights or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock.

The Company is not required to issue fractional shares. In lieu thereof, an adjustment in cash may be made based on the fair market value per Share prior to the date of exercise.

The Company may, at its option, at any time until ten business days following the Stock Acquisition Date, redeem all but not less than all of the then outstanding Rights at a redemption price of $.0l per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the execution of the Rights Agreement.

Until a Right is exercised, the holder of a Rights Certificate shall not be entitled to any rights of a stockholder of the Company with respect to shares for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Rights Agreement. While the distribution of the Rights will generally not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of Cypress or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be supplemented or amended at any time prior to the Distribution Date without the consent of the holders of the Rights. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended without the consent of the holders of the Rights to make any changes that the Company may deem necessary or desirable (i) to cure any ambiguity, (ii) to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, (iii) to shorten or lengthen any time period thereunder, or (iv) to change or supplement the provisions thereunder in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person); provided, the Rights Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights

The foregoing summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, including the Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock (Exhibit A thereto), the Form of Rights Certificate (Exhibit B thereto) and Summary of Rights to Purchase Series B Preferred Stock (Exhibit C thereto), a copy of which is filed as Exhibit 4.5 to the Company’s Annual Report on Form 10-K filed on March 7, 2012, and is incorporated herein by reference.

United States Antitrust Clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Cypress notified the Company that it filed a Notification and Report Form on June 15, 2012 with respect to the Offer with the FTC and the DOJ and Ramtron submitted a responsive Notification and Report Form with the FTC and the DOJ on June 25, 2012. Cypress subsequently notified the Company that on July 2, 2012 it voluntarily withdrew its Notification and Report Form filed on June 15, 2012, and re-filed a Notification and Report Form with respect to the Offer with the FTC and the DOJ in order to begin a new waiting period pursuant to the HSR Act and provide the FTC and DOJ with additional time to review the purchase of Shares pursuant to the Offer.

Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by Purchaser.

As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 12:00 Midnight, New York City time, July 17, 2012, unless early termination of the waiting period is granted by the FTC and the DOJ or Cypress receives a request for additional information or documentary material prior thereto. If such a request is made to Cypress, the waiting period will be extended until 12:00 Midnight., New York City time, 10 calendar days after Cypress’s substantial compliance with such request, unless terminated earlier by the FTC and the DOJ. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Thereafter, such waiting period can be extended only by court order or by Cypress’s voluntary agreement.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to certain circumstances described in the Offer, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If Purchaser’s acquisition of Shares is delayed pursuant to a formal request by the DOJ or the FTC for additional information and documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The DOJ and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Foreign Antitrust Considerations

Ramtron and Cypress and their respective subsidiaries conduct business in a number of countries outside of the United States in which the Company’s products are currently sold. In connection with the purchase of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Competition authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Cypress and its subsidiaries. There can be no assurance that Purchaser and Cypress will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, Purchaser may not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

Pursuant to the requirements of German merger control laws, the Company understands that Cypress filed a notification with respect to the Offer with the German Federal Cartel Office (the “FCO”) on June 15, 2012. As a result, the one month period for the initial (Phase I) review by the FCO under German merger control laws applicable to the purchase of Shares pursuant to the Offer will conclude at 11:59 p.m., Bonn (GER) time on July 16, 2012 (as July 15, 2012 is a Sunday). If the FCO initiates an in-depth review (Phase II) prior to the expiration of the Phase I period, the period during which the FCO may review the Offer is extended to four months following the initial filing, concluding at 11:59 p.m., Bonn (GER) time on October 15, 2012. The review period may be extended by mutual agreement of the notifying party and the FCO, in which case the period will end at 11:59 p.m., Bonn (GER) time on the regular business day agreed upon by the notifying party and the FCO. The Company understands that Cypress made a request to be granted clearance before the end of the one month Phase I review period; however, there can be no assurance that such early clearance will be granted by the FCO.

Litigation

On June 19, 2012, Paul Dent (“Plaintiff”), a purported Ramtron stockholder, filed a putative class action complaint against Ramtron and certain of its officers and directors (the “Individual Defendants” or, collectively with the Company, the “Defendants”), in the District Court for El Paso County, Colorado, captioned Dent v. Ramtron International Corporation, et al., Docket No. 44906737. Plaintiff purports to bring this action as a class action on behalf of himself and other similarly situated Ramtron stockholders. The complaint alleges that Defendants breached their fiduciary duties in connection with Cypress’s June 12, 2012 proposal, pursuant to which Cypress would acquire all of the outstanding shares of the Company for $2.48 in cash. Specifically, the complaint alleges that the Individual Defendants violated their fiduciary duties by rejecting all approaches by Cypress and refusing to engage in any negotiations with Cypress or by failing to seek any higher offer that could be achieved through negotiations. The complaint seeks, among other things, injunctive relief as follows: an order declaring the action to be properly maintainable as a class action, a declaration that Defendants have breached their fiduciary duties to the Plaintiff and the class, an order directing Defendants to consider and respond in good faith to acquisition offers that would maximize value to the Plaintiff and the class, an order permanently enjoining the Defendants from initiating any further defensive measures that may render the acquisition of the company unduly burdensome or expensive for a potential acquirer, an order directing the Individual Defendants to account to the Plaintiff and the class for all damages suffered as a result of the Individual Defendants’ wrongdoing, and an award of attorneys’ fees and costs. The Company believes the lawsuit is without merit and intends to defend it vigorously.

Cautionary Statements

This Solicitation/Recommendation Statement on Schedule 14D-9 includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “should,” and “potential,” and “prospects”, among others as well as statements regarding the evaluation of strategic alternatives. These forward-looking statements are inherently difficult to predict and involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to: general and regional economic conditions and conditions specific to the semiconductor industry; demand for Ramtron’s products; order cancellations or reduced order placements; product sales mix; the timely development of new technologies; competitive factors such as pricing pressures on existing products and the timing and market acceptance of new product introductions; Ramtron’s ability to maintain an appropriate amount of low-cost foundry production capacity from its foundry sources in a timely manner; Ramtron’s foundry partners’ timely ability to successfully manufacture products for Ramtron; Ramtron’s foundry partners’ ability to supply increased orders for F-RAM products in a timely manner using Ramtron’s proprietary technology; any disruptions of Ramtron’s foundry or test and assembly contractor relationships; currency fluctuations; unexpected design and manufacturing difficulties; defects in products that could result in product liability claims; risks and uncertainties relating to the possible transaction and process of exploring strategic alternatives; and the risk factors listed from time to time in Ramtron’s SEC reports, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2011 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. SEC-filed documents are available at no charge at the SEC’s website (www.sec.gov) or from the company.

All forward-looking statements included in this Statement are based upon information available to Ramtron as of the date hereof, which may change.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Press Release dated June 13, 2012 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on June 13, 2012)

(a)(2)	E-mail to Employees Regarding Cypress Proposal dated June 12, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on June 13, 2012)

(a)(3)	Press Release dated June 18, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on June 18, 2012)

(a)(4)	Letter to Employees dated June 18, 2012 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on June 18, 2012)

(a)(5)	Letter to Partners and Distributors dated June 18, 2012 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed on June 18, 2012)

(a)(6)	Complaint captioned Dent v. Ramtron International Corporation, et al., Docket No. 44906737 in the District Court for El Paso County, Colorado

(a)(7)	Opinion of Needham & Company, LLC dated July 3, 2012 (included as Annex B to this Statement)

(a)(8)	Letter to Stockholders dated July 5, 2012

(a)(9)	Press Release dated July 5, 2012

(a)(10)	Letter to Employees dated July 5, 2012

(a)(11)	Letter to Business Partners dated July 5, 2012

(a)(12)	Stockholder Frequently Asked Questions

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 23, 2012

(e)(2)	Amendment No. 1 of Second Amended and Restated Change in Control Severance Agreement with Eric Balzer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on June 19, 2012)

(e)(3)	Amendment No. 1 of Change in Control Severance Agreement with Pete Zimmer (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on June 19, 2012)

(e)(4)	Change in Control Severance Agreement with Gery Richards (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed on June 19, 2012)

(e)(5)	Change in Control Severance Agreement with Ying Shiau (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K, filed on June 19, 2012)

(e)(6)	Amended and Restated 2005 Incentive Award Plan (incorporated by reference to Exhibit 10.55 to the Company’s Annual Report on Form 10-K filed February 2, 2009)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

RAMTRON INTERNATIONAL CORPORATION

By:	/s/ Gery E. Richards
Name: Gery E. Richards
Title: Chief Financial Officer

Dated: July 5, 2012

Annex A

CONDITIONS TO THE OFFER

The Schedule TO provides that Cypress is not required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1I under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer)), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Rights Condition, the Section 203 Condition or the Impairment Condition shall not have been satisfied, any applicable waiting period under the HSR Act and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated or obtained, as described herein (see Section 15 for a description of any necessary approvals or waiting periods under the laws of any foreign jurisdictions), or if, at any time on or after the date of this Offer to Purchase, and on or prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following conditions exist:

(a) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supranational, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”) (i) challenging or seeking to, or which, in the judgment of Purchaser, is reasonably likely to, make illegal, delay, or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of this Offer to Purchase or the acceptance for payment of any or all of the Shares by Cypress, Purchaser or any other affiliate of Cypress, or seeking to obtain damages in connection with the Offer or the Merger, (ii) seeking to, or which in the judgment of Purchaser is reasonably likely to, prohibit or limit the full rights of ownership or operation by Ramtron, Cypress or any of their affiliates of all or any of the business or assets of Ramtron, Cypress or any of their affiliates or to compel Ramtron, Cypress or any of their respective subsidiaries to dispose of or to hold separate all or any portion of the business or assets of Ramtron, Cypress or any of their respective affiliates, (iii) seeking to, or which in the judgment of Purchaser is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the DGCL (as in effect on the date of this Offer to Purchase) in connection with the making of the Offer, the acceptance for payment of, or payment for, some or all of the Shares by Purchaser, Cypress or any other affiliate of Cypress or the consummation by Purchaser, Cypress or any other affiliate of Cypress of the Merger, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to Ramtron’s stockholders, (iv) seeking to require divestiture by Cypress, Purchaser or any other affiliate of Cypress of any Shares, (v) seeking, or which in the reasonable judgment of Purchaser is likely to result in, any material diminution in the benefits expected to be derived by Purchaser, Cypress or any other affiliate of Cypress as a result of the transactions contemplated by the Offer, the Merger or any other business combination with Ramtron, (vi) relating to the Offer which, in the reasonable judgment of Purchaser, might materially adversely affect Ramtron or any of its affiliates or Purchaser, Cypress or any other affiliate of Cypress or the value of the Shares or (vii) which in reasonable the judgment of Purchaser could otherwise prevent, adversely affect or materially delay consummation of the Offer, the Merger or the ability of Purchaser to conduct a Consent Solicitation;

(b) there shall have been action taken or any statute, rule, regulation, judgment, injunction, order, decree, legislation or interpretation enacted, promulgated, amended, issued, enforced or deemed, or which becomes, applicable to (i) Cypress, Ramtron or any subsidiary or affiliate of Cypress or Ramtron or (ii) the Offer, the acceptance for payment of or for the Shares, the Merger or any other business combination with Ramtron, by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that in the reasonable judgment of Purchaser might result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

(c) any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of this Offer to Purchase, in the reasonable judgment of Purchaser, is or is reasonably likely to be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of Ramtron and its subsidiaries, taken as a whole, or Purchaser becomes aware of any facts, regardless of the date of occurrence, that, in the reasonable judgment of Purchaser are or are reasonably likely to be materially adverse to either the value of Ramtron and its subsidiaries, taken as a whole, or the value of the Shares to Purchaser or any of its affiliates;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) in the reasonable judgment of Purchaser, a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, the European Union or elsewhere, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Purchaser, might materially adversely affect the extension of credit by banks or other lending institutions, (iv) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (v) in the reasonable judgment of Purchaser, a material adverse change (or development or threatened development involving a prospective material adverse change) in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) any change in the general political, market, economic or financial conditions in the United States, the European Union or elsewhere that could, in the reasonable judgment of Purchaser, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Cypress and its subsidiaries, taken as a whole, or Ramtron and any of its subsidiaries, taken as a whole, (vii) any decline in any of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the business day immediately preceding the time of commencement of the Offer or any material adverse change in the market price in the Shares, (viii) in the reasonable judgment of Purchaser, the nationalization, insolvency or placement into receivership of, or provision of extraordinary assistance to, any major bank in the United States or European Union, or the taking of possession of any such bank by a governmental or regulatory authority, (ix) in the reasonable judgment of Purchaser, the default by any member of the European Union in payment of, or the inability of any such member to pay, any of its debts as they become due or the withdrawal (or announcement of an intent to withdraw) by any member of the European Monetary Union therefrom or any such member otherwise ceasing (or announcing its intent to cease) to maintain the Euro as its official currency, (x) in the reasonable judgment of Purchaser, any material adverse change in the market price of the Shares or in the United States or European securities or financial markets or (xi) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

(e) (i) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Ramtron or any of its subsidiaries or affiliates), or has been publicly disclosed, or Purchaser otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Ramtron (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Ramtron (including the Shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of this Offer to Purchase, (ii) any such person or group which, on or prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Ramtron, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Ramtron constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Shares or a merger, consolidation or other business combination with or involving Ramtron or any of its subsidiaries or (iv) any person (other than Cypress) has filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire Ramtron or any assets, securities or subsidiaries of Ramtron;

(f) Ramtron or any of its subsidiaries has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with their publicly disclosed terms in effect as of the date of this Offer to Purchase of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Ramtron, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Ramtron (other than a distribution of the Rights certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly to be disclosed to be in effect as of the date of this Offer to Purchase), (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger) or any debt containing, in the reasonable judgment of Purchaser, burdensome covenants or security provisions, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of Ramtron or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Ramtron or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of its subsidiaries or affiliates, (ix) adopted, entered into or amended any employment, severance, change of control, retention or similar agreement, arrangement or plan with or for the benefit of any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or the consummation of any merger or other business combination involving Ramtron (including, in each case, in combination with any other event such as termination of employment or service), (x) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Ramtron or any of its subsidiaries, or Purchaser shall have become aware of any such action which was not previously announced or (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Purchaser becomes aware that Ramtron or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of this Offer to Purchase (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger);

(g) any approval, permit, authorization, favorable review, clearance or consent of any Governmental Authority shall not have been obtained, on terms satisfactory to Purchaser in its reasonable judgment, or any applicable waiting periods for such approvals, permits, authorizations, favorable reviews, clearances or consents shall not have expired

(h) Purchaser becomes aware (i) that any material contractual right of Ramtron or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Ramtron or any of its subsidiaries has been or may be accelerated or has or may otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Purchaser or any of its subsidiaries or affiliates of any merger or other business combination involving Ramtron (other than following the acceptance for payment of Shares pursuant to this Offer, acceleration, if any, of Ramtron’s long-term indebtedness) or (ii) of any covenant, term or condition in any instrument, license or agreement of Ramtron or any of its subsidiaries that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to either the value of Ramtron or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or its consummation of any merger or other business combination involving Ramtron);

(i) Purchaser or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Ramtron providing for a merger or other business combination with Ramtron or any of its subsidiaries or the purchase of securities or assets of Ramtron or any of its subsidiaries, or Purchaser and Ramtron reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(j) Ramtron or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Ramtron or any of its subsidiaries or the purchase of securities or assets of Ramtron or any of its subsidiaries any type of option, warrant or right which, in Purchaser’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Ramtron or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; which in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, Cypress or any affiliate of Cypress) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with acceptance for payment of or payment for Shares.

The Schedule TO states that the foregoing conditions are for the sole benefit of Purchaser, Cypress and their respective affiliates and may be asserted by Purchaser or Cypress regardless of the circumstances giving rise to any such condition, other than any applicable waiting period under the HSR Act and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained as described herein, may be waived by Purchaser or Cypress in whole or in part at any time and from time to time prior to the expiration of the Offer in their reasonable discretion. The Schedule TO also states that the failure by Cypress or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Annex B

OPINION OF NEEDHAM & COMPANY, LLC

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

July 3, 2012

Board of Directors

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado 80921

Gentlemen:

We understand that Cypress Semiconductor Corporation (“Cypress”) and Rain Acquisition Corp., a wholly-owned subsidiary of Cypress (“Offeror”), have commenced an offer to acquire Ramtron International Corporation (the “Company”). Upon the terms and subject to the conditions set forth in the offer to purchase dated June 21, 2012 (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by Cypress and Offeror with the Securities and Exchange Commission on June 21, 2012 (as amended, the “Schedule TO”), the Offeror has commenced an offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) and the associated preferred stock purchase rights at a price of $2.68 per share, net to the seller in cash, without interest (the “Consideration”). We note that the Offer to Purchase provides that, following consummation of the Offer, the Offeror (or one of Cypress’s subsidiaries) intends to consummate a merger with the Company (the “Merger” and, together with the Offer, the “Transactions”) in which the remaining public stockholders of the Company would receive the same price paid per share of Company Common Stock pursuant to the Offer, without interest.

You have asked us to advise you as to the adequacy, from a financial point of view, to the holders of Company Common Stock (other than Cypress, Offeror and their respective affiliates (collectively, the “Cypress Parties”)) of the Consideration proposed to be paid to such holders pursuant to the Offer.

For purposes of this opinion we have, among other things: (i) reviewed the terms and conditions of the Offer as set forth in the Schedule TO and the exhibits thereto; (ii) reviewed the Solicitation/Recommendation Statement of the Company to be filed with the Securities and Exchange Commission on Schedule 14D-9, in the form approved by you on the date of this opinion (the “Schedule 14D-9”); (iii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iv) reviewed the historical stock prices and trading volumes of Company Common Stock; (v) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (vi) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company; (viii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (ix) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

Boston Office: One Federal Street, Boston, MA 02110 (617) 457-0910

California Offices: 3000 Sand Hill Road, Building 1, Menlo Park, CA 94025 (650) 854-9111

100 Spear Street, San Francisco, CA 94105 (415) 262-4860

B-1

Board of Directors

Ramtron International Corporation

July 3, 2012

Needham & Company, LLC

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed that the Transactions, if consummated, would be completed as described in the Offer to Purchase. We have also assumed, with your consent, that the Schedule 14D-9, when filed, will conform to the version reviewed by us in all material respects. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Cypress or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Cypress or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the adequacy, from a financial point of view, to the holders of Company Common Stock (other than the Cypress Parties) of the Consideration proposed to be paid to such holders pursuant to the Offer and we express no opinion as to the adequacy or fairness of the Transactions to, or any consideration offered in connection therewith by, the Cypress Parties or the holders of any other class of securities, creditors or other constituencies of the Company, or as to the relative merits of the Transactions as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of the Company or the Cypress Parties, or any class of such persons, relative to the Consideration or with respect to the adequacy or fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transactions. We are also not expressing any opinion as to the prices at which Company Common Stock will actually trade at any time.

We have been engaged by the Company as financial advisor in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company, and will receive fees for our services, a portion of which is payable upon delivery of this opinion, a portion of which is payable in the event the Company remains independent after a specified period of time, and a substantial portion of which is contingent on certain sale transactions involving the Company (including the Offer, if consummated). In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our out-of-pocket expenses. We have, in the past, provided investment banking and financial advisory services to the Company for which we have received compensation, including, within the past two years, acting as financial advisor in connection with strategic planning and merger and acquisition activities, including Cypress’s previous acquisition proposal in 2011, and acting as sole book-running manager for the Company’s public offering of Company Common Stock in July 2011. We have not in the past two years provided investment banking or financial advisory services to the Cypress Parties. We may in the future provide investment banking and financial advisory services to the Company, Cypress and their respective affiliates unrelated to the Transactions, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively

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Board of Directors

Ramtron International Corporation

July 3, 2012

Needham & Company, LLC

trade the equity securities of the Company and Cypress for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in the Schedule 14D-9 provided that this letter is quoted in full in the Schedule 14D-9. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Company Common Stock (other than the Cypress Parties) pursuant to the Offer is inadequate, from a financial point of view, to such holders.

Very truly yours,

NEEDHAM & COMPANY, LLC

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